 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A-7

Rule 13E-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

BIRCH BRANCH, INC.

(Name of the Issuer)

Birch Branch Inc.

Birch Branch Acquisition Corp.

Wang Xinshun

Li Weitian

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

09068B204

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Sass, Esq.

Qian Hu, Esq.

McLaughlin & Stern, LLP

260 Madison Avenue

New York, NY 10016

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

¨	b.	The filing of a registration statement under the Securities Act of 1933.

¨	c.	A tender offer.

¨	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$181,347.2	$24.74	***

*The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.10 for 1,813,472 outstanding common stock of the issuer subject to the transaction (the “Transaction Valuation”).

**The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #7 for Fiscal Year 2013 , was calculated by multiplying the Transaction Valuation by .00013640.

*** Previously paid.

¨ ☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 24.74
Form or Registration No.:	Schedule 13E-3
Filing Party:	Birch Branch Inc., Birch Branch Acquisition Corp., Wang Xinshun, Li Weitian
Date Filed:	October 5, 2012

EXPLANATORY NOTE

This Amendment No. 7 (this “Final Amendment”), together with the exhibits hereto, is being filed to amend the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) filed by Birch Branch, Inc., Birch Branch Acquisition Corp., Wang Xinshun, and Li Weitian (together, the “Filing Persons ”) on October 5, 2012, as amended and supplemented by Amendments No. 1-6 to the Transaction Statement in connection with the short-form merger (the “Merger”) of Birch Branch, Inc. (“the Company”) with and into Birch Branch Acquisition Corp. (“Acquisition Corp.”), pursuant to Section 7-111-104 of the Colorado Business Corporations Act and Chapter 92A of the Nevada Revised Statutes. All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

This Final Amendment is also filed to revise the disclosure in Amendment No. 6 filed by the Filings Persons with the SEC on March 22, 2013, on the cover page of the filing of “Check the following box if the filing is a final amendment reporting the results of the transaction”, to report that this Amendment No. 7 is the only final amendment reporting the results of the transaction.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On April 8, 2013, the Agreement and Plan of Merger (the “Merger Agreement”) between the Company and Acquisition Corp. became effective, pursuant to which the Company merged with and into Acquisition Corp. in a short-form merger under Section 7-111-104 of the Colorado Business Corporations Act (the “CBCA”). Under the CBCA, no action is required by the shareholders for the Merger to become effective.

On March 22, 2013, the Company and Acquisition Corp. filed two certificate of correction to articles of merger with the Sectary of State of Nevada and Sectary of State of Colorado, pursuant to which the Merger became effective on April 8, 2013.

At the effective time of the Merger, each share of the Company’s common stock, no par value (“Share”) issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Acquisition Corp.) were cancelled in exchange for the right to receive $0.10, in cash, without interest and net of any applicable withholding taxes.

As a result of the Merger, the surviving company ceased to be a publicly-traded company and instead became a private company owned by Mr. Wang and Mr. Li. The Shares were no longer listed on any securities exchange or any quotation system, including the OTCBB and OTCQB. On March 20, 2013, the Company filed a Form 15 with the SEC in connection with the transaction. As of the 90th day after the filing of Form 15, or such shorter period as may be determined by the SEC, the registration of the Shares and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits
Exhibit Number	Description
(a)(1)	Not applicable.

(a)(2)	Not applicable.

(a)(3)	Preliminary Information Statement of the Company Pursuant to Rule 14(c) of The Exchange Act*

(a)(4)	Not applicable.

(a)(5)	None.

(b)	Not applicable.

(c)	Fairness Opinion by P.K. Hickey Co., Inc. *

(d)	Agreement and Plan of Merger, dated as of September 25, 2012, incorporated by reference to Exhibit 99.1 to the Report on Form 8-K/A furnished by the Company to the Securities and Exchange Commission on March 18, 2013.

(e)	None

(f)	Article 113 of the Colorado Business Corporations Act*

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Preliminary Information Statement is true, complete and correct.

BIRCH BRANCH INC.

By:	/s/ Wang Feng
Name:	Wang Feng
Title:	CEO
Date:	June 7, 2013

BIRCH BRANCH ACQUISITION CORP.

By:	/s/ Wang Xinshun
Name:	Wang Xinshun
Title:	President
Date:	June 7, 2013

WANG XINSHUN

By:	/s/ Wang Xinshun
Date:	June 7, 2013

LI WEITIAN

By:	/s/ Li Weitian
Date:	June 7, 2013